Exhibit 99.153

NEXTECH AR SOLUTIONS INC.

MANAGEMENT’S DISCUSSION AND ANALYSIS

FOR THE THREE MONTHS ENDED MARCH 31, 2020

DATED: May 14, 2020

Management’s Discussion and Analysis

Unless the context requires otherwise, all references in this management’s discussion and analysis (the “MD&A”) to “NexTech”, “we”, “us”, “our” and the “Company” refer to NexTech AR Solutions Inc. and its subsidiaries as constituted on March 31, 2020. This MD&A has been prepared with an effective date of May 14, 2020.

This MD&A for the three months ended March 31, 2020 should be read in conjunction with our condensed consolidated interim financial statements and the related notes thereto as at and for the three months ended March 31, 2020 and the annual audited consolidated financial statements for the year ended December 31, 2019. The financial information presented in this MD&A is derived from our interim financial statements prepared in accordance with International Financial Reporting Standards (“IFRS”) as issued by the International Accounting Standards Board (“IASB”). This MD&A contains forward-looking statements that involve risks, uncertainties and assumptions, including statements regarding anticipated developments in future financial periods and our future plans and objectives. There can be no assurance that such information will prove to be accurate, and readers are cautioned not to place undue reliance on such forward-looking statements. See “Forward-Looking Statements”.

This MD&A includes trade-marks, such as “NexTech”, and “ARitize”, which are protected under applicable intellectual property laws and are the property of NexTech. Solely for convenience, our trade-marks and trade names referred to in this MD&A may appear without the ® or ™ symbol, but such references are not intended to indicate, in any way, that we will not assert, to the fullest extent under applicable law, our rights to these trade-marks and trade names. All other trade-marks used in this MD&A are the property of their respective owners.

All references to $ or dollar amounts in this MD&A are to Canadian currency unless otherwise indicated.

Additional information relating to the Company can be found on SEDAR at www.sedar.com.

FORWARD-LOOKING STATEMENTS

This MD&A contains forward-looking statements that relate to our current expectations and views of future events. In some cases, these forward-looking statements can be identified by words or phrases such as “may”, “will”, “expect”, “anticipate”, “aim”, “estimate”, “intend”, “plan”, “seek”, “believe”, “potential”, “continue”, “is/are likely to” or the negative of these terms, or other similar expressions intended to identify forward-looking statements. Forward-looking statements are intended to assist readers in understanding management’s expectations as of the date of this MD&A and may not be suitable for other purposes. We have based these forward-looking statements on our current expectations and projections about future events and financial trends that we believe may affect our financial condition, results of operations, business strategy and financial needs. These forward-looking statements include, among other things, statements relating to:

●	our expectations regarding our revenue, expenses and operations;
●	our anticipated cash needs and its needs for additional financing;
●	our plans for and timing of expansion of our solutions and services;
●	our future growth plans;
●	the acceptance by our customers and the marketplace of new technologies and solutions;
●	our ability to attract new customers and develop and maintain existing customers;
●	our ability to attract and retain personnel;
●	our expectations with respect to advancement in our technologies;
●	our competitive position and our expectations regarding competition;
●	regulatory developments and the regulatory environments in which we operate; and
●	anticipated trends and challenges in our business and the markets in which we operate; and
●	expected impact of COVID-19 on the Company’s future operations and performance.

Forward-looking statements are based on certain assumptions and analysis made by us in light of our experience and perception of historical trends, current conditions and expected future developments and other factors we believe are appropriate. Expected future developments include growth in our target market, an increase in our revenue based on trends in customer behaviour, increasing sales and marketing expenses, research and development expenses and general and administrative expenses based on our business plans. Although we believe that the assumptions underlying the forward-looking statements are reasonable, they may prove to be incorrect.

Management’s Discussion and Analysis

Whether actual results, performance or achievements will conform to our expectations and predictions is subject to a number of known and unknown risks and uncertainties, including those set forth below under the heading “Risks and Uncertainties”. These risks and uncertainties could cause our actual results, performance, achievements and experience to differ materially from the future expectations expressed or implied by the forward-looking statements. In light of these risks and uncertainties, readers should not place undue reliance on forward-looking statements.

On March 3, 2020, COVID-19 was characterized as a pandemic by the World Health Organization. The spread of COVID-19 has significantly impacted the global economy. We are closely monitoring the potential effects and impact on our operations and financial performance; however, the extent of impact is difficult to fully predict at this time due to the rapid evolution of this uncertain situation. We are conducting business with substantial modifications to employee travel, employee work locations and virtualization or cancellation of all sales and marketing events, along with substantially modified interactions with customers and suppliers, among other modifications. We will continue to actively monitor the impact of the COVID-19 pandemic on all aspects of our business, including customer purchasing decisions, and may take further actions that alter our business operations as may be required by governments, or that we determine are in the best interest of our employees, customers, partners, suppliers, and shareholders. It is uncertain and difficult to predict what the potential effects any such alterations or modifications may have on our business including the effects on our customers and prospects, or our financial results and our ability to successfully execute our business strategies and initiatives.

The impact of the COVID-19 pandemic on our operational and financial performance will depend on certain developments, including the duration and spread of the virus, the impact on our customers and our sales cycle, the impact on business development and marketing activities, potential delays in customer deployment projects and activities, and the impact on our vendors and partners, all of which are uncertain and cannot be predicted. The extent to which the COVID-19 pandemic may impact our financial position or results of operations is uncertain. Due to our service offerings to enhance remote working and commerce we have not experienced a significant decline in revenue, but any impact, if at all, may not be fully reflected in our results of operations until future periods.

The forward-looking statements made in this MD&A relate only to events or information as of the date on which the statements are made in this MD&A and are expressly qualified in their entirety by this cautionary statement. Except as required by law, we do not assume any obligation to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise, after the date on which the statements are made or to reflect the occurrence of unanticipated events.

All of the forward-looking statements in this MD&A are qualified by these cautionary statements and other cautionary statements or factors contained herein, and there can be no assurance that the actual results or developments will be realized or, even if substantially realized, that they will have the expected consequences to, or effects on, NexTech.

RISKS AND UNCERTAINTIES

We are exposed to risks and uncertainties in our business, including the risk factors set forth below:

●	If we are unable to attract new customers or sell additional products to our existing customers, our revenue growth and profitability will be adversely affected.
●	We encounter long sales cycles, particularly with our larger customers, which could have an adverse effect on the amount, timing and predictability of our revenue.
●	Downturns or upturns in new sales will not be immediately reflected in operating results and may be difficult to discern.
●	Our quarterly results of operations may fluctuate. As a result, we may fail to meet or exceed the expectations of investors or securities analysts which could cause our share price to decline.
●	Our ability to retain customers and attract new customers could be adversely affected by an actual or perceived breach of security relating to customer information.

Management’s Discussion and Analysis

●	We have incurred operating losses in the past and may incur operating losses in the future.
●	If we are unable to develop new products and services, sell our solutions into new markets or further penetrate our existing markets, our revenue will not grow as expected.
●	Our inability to assess and adapt to rapid technological developments could impair our ability to remain competitive.
●	Downturns in general economic and market conditions and reductions in spending may reduce demand for our solutions, which could negatively affect our revenue, results of operations and cash flows.
●	We are subject to fluctuations in currency exchange rates.
●	The markets in which we participate may become competitive, and our failure to compete successfully would make it difficult for us to add and retain customers and would reduce or impede the growth of our business.
●	If we fail to retain our key employees, our business would be harmed and we might not be able to implement our business plan successfully.
●	Our growth is dependent upon the continued development of our direct sales force.
●	If we experience significant fluctuations in our rate of anticipated growth and fail to balance our expenses with our revenue forecasts, our results could be harmed.
●	Interruptions or delays in the services provided by third party data centers and/or internet service providers could impair the delivery of our solutions and our business could suffer.
●	The use of open source software in our products may expose us to additional risks and harm our intellectual property.
●	We may not receive significant revenue as a result of our current research and development efforts.
●	We may be subject to political situations that may affect the company’s ability to conduct cross-border operations.
●	Because our long-term success depends, in part, on our ability to continue to expand the sales of our solutions to customers located outside of North America, our business will be susceptible to risks associated with international operations.
●	Current and future accounting pronouncements and other financial reporting standards might negatively impact our financial results.
●	We are subject to taxation in various jurisdictions and the taxing authorities may disagree with our tax positions.
●	We are subject to risks and hazards, including operational accidents, changes in the regulatory environment and natural phenomena such as inclement weather, floods, and earthquakes. Such occurrences could result in damage to the Company’s property or facilities, equipment and personal injury.
●	The Company’s directors and officers may serve as directors or officers of other companies or have significant shareholdings in other companies may have a conflict of interest.
●	If we fail to develop widespread brand awareness cost-effectively, our business may suffer.
●	Our strategy includes pursuing acquisitions and our potential inability to successfully integrate newly- acquired companies or businesses may adversely affect our financial results.
●	The market price for our common shares may be volatile.
●	We may issue additional common shares in the future which may dilute our shareholders’ investments.
●	We may need to raise additional funds to pursue our growth strategy or continue our operations, and we may be unable to raise capital when needed or on acceptable terms.

Additional risks and uncertainties not presently known to us or that we currently consider immaterial also may impair our business and operations and cause the price of our shares to decline. If any of the noted risks actually occur, our business may be harmed and our financial condition and results of operations may suffer significantly.

Management’s Discussion and Analysis

OVERVIEW

NexTech is a leading provider of Augmented Reality (“AR”) solutions that incorporate Artificial Intelligence (“AI”) in the three dimensional (3D) spatial computing industry.

The Company was incorporated on January 12, 2018 and began trading on the Canadian Securities Exchange on October 31st, 2018. NexTech has a multi-pronged strategy for growth. These strategies include growth through acquisitions, growth through e-commerce and growth of its omni-channel AR SaaS platform called ARitize.

Our ARitize™ eCommerce platform is integrated with Shopify, WordPress and Magento and built for scale and mass adoption enabling small and large eCommerce sites to integrate Augmented Reality into the shopping experience with without the need of a developer or special programming skills.

NexTech University launched in June 2019, is an app-based solution that allows companies and educational establishments to leverage all of their existing 2D assets and overlay immersive 3D-AR experiences on top of that content for an interactive training experience.

NexTech Studios creates branded entertainment and immersive 360 experiences that allow users to experience events as if they were “there, without being there.”

NexTech 3D/AR-360 Advertising Platform is an end-to-end solution allowing NexTech to leverage its 3D asset creation into 3D/AR ads.

ARitize360 (previously CaptureAR) is technology which makes 3D augmented reality creation accessible to everyone who owns a smartphone and for any product.

The company operates ecommerce businesses that were acquired in the early stages of the company’s history. The Company also utilizes these ecommerce operations to learn, test and refine and determine our product market fit for our technology developed by our research and development team.

FIRST QUARTER HIGHLIGHTS

During the three months ended March 31, 2020, and up to the date of this report the Company:

●	Developed and launched the first three-dimensional advertising network (“3D/AR Ad Network”);
●	Launched a Virtual Reality (“VR”) commerce solution to further complement Augmented Reality offering;
●	Entered into partnership with Jolokia for Augmented Reality in live streaming, video training industry;
●	Entered into partnership for Augmented Reality on Poplar’s campaign creation platform;
●	Completed the acquisition of 100% of the shares of Jolokia Corporation (“Jolokia”) on April 30, 2020. The purchase price was 1 million common shares (C$1.38/share) of NexTech AR valued at $1.38 million plus contingent consideration;
●	On May 5, 2020 the Company extinguished the convertible debenture issued on July 19, 2019 with an effective interest rate of 9% with a thirty-six month term by converting the remaining principal balance of $739,125 and accrued interest of $2,741 for 1,236,444 common shares. The extinguishment was subject to a 15% cash prepayment penalty of $158,384. Of this extinguishment, $492,750 of principal and $1,828 of accrued interest were converted for 824,296 common shares and $105,589 cash pre-payment penalty were to the CEO whom is a related party.

Management’s Discussion and Analysis

SIGNIFICANT FACTORS AFFECTING RESULTS OF OPERATIONS

Our results of operations are influenced by a variety of factors, including:

Revenue

Our revenue consists of software-as-a-service (“SaaS”) revenue from technology services and sales of products through E-Commerce.

Cost of Sales

Cost of sales includes the expenses incurred to acquire the inventory for sale, including product costs, shipping costs as well as provisions for reserves related to product shrinkage, obsolete inventory and lower of cost and net realizable value adjustments when required.

Selling and marketing expenses

Selling and marketing expenses consist primarily of personnel and related costs for our sales and marketing teams, including salaries and benefits, contract acquisition costs including commissions earned by sales personnel and partner referral fees, partner programs support and training, and trade show and promotional marketing costs.

We plan to continue to invest in sales and marketing by expanding our domestic and international selling and marketing activities, building brand awareness, developing partners, and sponsoring additional marketing events. We expect that in the future, selling and marketing expenses will continue to increase.

Research and development expenses

Research and development (“R&D”) expenses consist primarily of personnel and related costs for the teams responsible for the ongoing research, development and product management of ARitize. We anticipate that spending on R&D will also be higher in absolute dollars as we expand our research and development and product management teams.

General and administrative expenses

General and administrative expenses consist primarily of personnel and related costs associated with administrative functions of the business including finance, human resources and internal information system support, as well as legal, accounting and other professional fees. We expect that, in the future, general and administrative expenses will increase in absolute dollars as we invest in our infrastructure and we incur additional employee-related costs and professional fees related to the growth of our business and international expansion.

Foreign exchange

Our presentation and functional currency is Canadian dollar with the exception of our subsidiaries in the United States (US Dollar). We derive most of our revenue in USD. Our head office and a significant portion of our employees are located in Canada, and as such a portion of our expenses are incurred in Canadian dollars.

Management’s Discussion and Analysis

RESULTS OF OPERATIONS

The following table sets forth a summary of our results of operations:

	Three months ended March 31,
	2020	2019
Statement of Operations
Revenue	$2,491,985	$901,111
Cost of sales	(1,144,136)	(534,094)
Gross profit	1,347,849	367,017
Operating expenses	(2,756,066)	(1,667,503)
Loss before income taxes	(1,408,217)	(1,300,486)
Deferred income tax recovery	24,239	-
Net loss	(1,383,978)	(1,300,486)
Net loss per share (basic and diluted)	($0.02)	($0.03)

Financial Position	As at March 31, 2020	As at December 31, 2019
Working Capital	$3,593,336	$3,333,527
Total Assets	8,813,605	8,636,863
Non-current liabilities	72,717	96,956

Revenue for the three months ended March 31, 2020 was $2,491,985, an increase of $1,590,874 or 177% compared to the same period in 2019. This increase was due to contracts secured with new customers, expansion of existing customers and additional conversions from e-commerce channels.

Cost of sales for the three months ended March 31, 2020 was $1,114,136, an increase of $610,042 or 114% compared to the same period in 2019. Cost of sales increased due to additional revenue.

Gross profit for the three months ended March 31, 2020 was $1,347,849, an increase of $980,832 or 267% compares to the same period in 2019. Gross Profit increased due to larger customer contracts, expansion of existing customers and improvement of the product mix.

Operating expenses for the three months ended March 31, 2020 was $2,756,066, an increase of $1,088,563 or 65% compared to the same period in 2019. The increase in Operating expenses was due to higher headcount and related compensation costs, stock-based compensation as well as higher office and depreciation costs. These increases reflect investments in corporate infrastructure and capability to support our expansion and growth strategy.

For the three months ended March 31, 2020, the Company had a Net loss of $1,383,978 or $0.02, an increase of

$83,492 or a reduction of $0.01 per share compared to the same period in 2019. This is due to increased, revenue and a focus on cost efficiencies.

Working capital at March 31, 2020 was $3,593,336, an increase of $259,809 or 8% compared to December 31, 2019. The increase in Working Capital was due to revenue growth, cost optimization, warrant exercises, stock option exercise. Subsequent to March 31, 2020 the Company extinguished the convertible debenture by converting the remaining balance and accrued interest to common shares.

Management’s Discussion and Analysis

Total Assets at March 31, 2020 were $8,813,605, an increase of $176,742 or 2% compared to December 31, 2019. The increase is due to inventory, accounts receivable and revaluation of intangible assets.

Total Non-current liabilities at March 31, 2020 were $72,717, a decrease of $24,239 or 25% compared to December 31, 2019. The change relates to the deferred income tax liability.

LIQUIDITY AND CAPITAL RESOURCES

At March 31, 2020, we had cash of $2,309,656, inventory of $1,598,394 and a positive working capital of $3,593,336. We anticipate further sales of our product offerings as we continue to grow. Our cash and inventory position is healthy and allows for us to continue to deliver on our strategy and growth. We anticipate the additional revenue and acquisition of Jolokia will generate cash flow to reduce the amount of working capital required to sustain operations. We also have more than six million warrants with a weighted average exercise price of $0.83 and a shareholder base that that continues to support our company. The acquisition of Jolokia was an all common share deal and we forecast the possibility of approximately $100,000 of working capital injection. Depending on how much cash is generated, how aggressively we pursue further acquisitions, and increasing our sales and marketing efforts the company may have to raise additional working capital to maintain operations for the next twelve months.

OUTSTANDING SHARE DATA

As of the date of this MD&A, the Company had 66,042,228 common shares issued and outstanding. The Company also has 3,852,333 share purchase options outstanding at exercise prices ranging from $0.25 to $2.00 per option and expiry dates ranging from September 28, 2021 to April 9, 2023.

SUMMARY OF QUARTERLY RESULTS

The following table summarizes selected results for the eight most recent completed quarters

	2020	2019	2019	2019	2019	2018	2018	2018
Quarter Ended	March 31	Dec. 31(a)	Aug. 31	May 31	Feb. 28	Nov. 30	Aug. 31	May 31
Revenue	$2,491,985	$2,490,464	$1,513,196	$1,405,503	$531,185	$43,133	$22,544	$24,297
Net loss	1,383,978	3,977,907	1,319,227	2,025,416	1,328,326	714,783	599,024	397,415
Net Loss per share
(basic and diluted)	$(0.02)	$(0.08)	$(0.02)	$(0.04)	$(0.03)	$(0.02)	$(0.02)	$(0.02)

(a) Four month quarter

Our quarterly results have trended upwards over the past eight quarters. The trend is showing that revenues are continuing to grow as we execute on our growth strategy and the acceptance of our pioneering technology. Over the last eight quarters we invested heavily into research and development to get our product to market. This was evident for the period from May 31, 2018 to November 30, 2018 which had revenues below $100,000. The company made further investment in Sales and Marketing and completed acquisitions between January and April 2019. These acquisitions created an increase in revenue and associated Net loss. As the business operationalized and executed on the acquisition strategy and technology the revenues increased significantly with growth of 1,131% for February 28, 2019 and 165% for May 31, 2019 quarter over quarter. We take efforts to try to balance our costs and manage Net Loss within an acceptable range while investing in growth. The investment is mainly in additional headcount and associated costs such as hardware, software, licenses and tools. Ove the last eight quarters we have not experienced seasonality within our business. During the quarter ended December 31, 2019 the Net loss was increased by a one- off impairment loss of $2,207,750 related to licenses that were no longer cash generating. This impairment of the licenses increased our Net loss per share to $0.08 for our usually $0.02 to $0.04 per share. For the period March 31, 2020 revenue is flat on a quarter over quarter perspective when compared to December 31, 2020. Net loss for March 31, 2020 was $0.02 and within the normal range. It should further be noted that comparing March 31, 2020 to December 31, 2019 is not particularly comparable due to the change in year-end resulting in a four month quarter for the period ending December 31, 2019.

Management’s Discussion and Analysis

Our offerings serve both business to consumer and business to business. We will put a stronger focus on business to business offerings to enterprise consumers. Given the nature or large enterprise sales model, bookings will vary between periods depending upon timing of new customer wins. Overall operating costs have increased as the company continues to invest in sales and marketing and research and development. The company continues to find ways to further optimize these costs while continuing the growth and expansion plans.

OFF-BALANCE SHEET ARRANGEMENTS

The Company has no off-balance sheet arrangements.

RELATED PARTY TRANSACTIONS

The Company’s policy is to conduct all transactions with related parties at arm’s length to align with market terms and conditions. The Company has entered, or proposes to enter, into employment agreements with related parties and related parties may also participate in the Company’s share-based compensation plans. In December 2019, the executive management team consisting of the CEO, President and CFO entered into shares for services agreements that elect up to 100% of compensation in shares.

On May 5, 2020 the Company extinguished the convertible debenture issued on July 19, 2019 with an effective interest rate of 9% with a thirty-six month term by converting the remaining principal balance of $739,125 and accrued interest of $2,741 for 1,236,444 common shares. The extinguishment was subject to a 15% cash prepayment penalty of $158,384. Of this extinguishment, $492,750 of principal and $1,828 of accrued interest were converted for 824,296 common shares and $105,589 cash pre-payment penalty were to the CEO. See Note 10 and Note 12 to our interim financial statements for information.

CRITICAL ACCOUNTING POLICIES AND ESTIMATES

See our annual consolidated financial statements for the year ended December 31, 2019 and the related notes thereto for a discussion of the accounting policies and estimates that are critical to the understanding of our business operations and the results of our operations.

FINANCIAL INSTRUMENTS AND OTHER INSTRUMENTS

We recognize financial assets and liabilities when we become party to the contractual provisions of the instrument. On initial recognition, financial assets and liabilities are measured at fair value plus transaction costs directly attributable to the financial assets and liabilities, except for financial assets or liabilities at fair value through profit and loss, whereby the transactions costs are expensed as incurred. The carrying amounts of our financial instruments approximate fair market value due to the short-term maturity of these instruments. The Company’s financial instruments are exposed to certain financial risks, which include credit risk, liquidity risk, currency risk, and interest rate risk.

Credit Risk

Credit risk arises from cash as well as credit exposures to counterparties of outstanding receivables and committed transactions. There is no significant concentration of credit risk other than cash deposits and receivables. The Company’s cash deposits are primarily held with a Canadian chartered bank and receivables are due from the distributors of the company’s products and customers.

Liquidity Risk

Liquidity risk is the risk that the Company will not have sufficient cash resources to meet its financial obligations as they come due. The Company’s main source of cash resources is through equity financings and from convertible debentures. The Company’s financial obligations are limited to its current liabilities which have contractual maturities of less than one year. The Company manages liquidity risk as part of its overall “Management of Capital” as described below.

Management’s Discussion and Analysis

Currency Risk

The Company is exposed to the financial risk related to the fluctuation of foreign exchange rates. The Company operates in Canada and a portion of the Company’s expenses are incurred in U.S. dollars (“USD”). A significant change in the currency exchange rates between the Canadian dollar relative to the USD could affect the Company’s results of operations, financial position or cash flows. The Company has not hedged its exposure to currency fluctuations. As at March 31, 2020, the Company is exposed to currency risk through cash, accounts receivable and accounts payable denominated in USD. A 10% change in exchange rate could increase/decrease the Company’s net loss by $13,306.

Interest Rate Risk

The interest rate risk is the risk that the future cash flows of a financial instrument will fluctuate because of changes in the market interest rates. The company is not exposed to significant cash flow fluctuations due to interest rate changes. As such, fluctuations in the market interest rates during the three months ended March 31, 2020 had no significant impact on the Company’s financing expense.

Management of Capital

The Company’s objectives when managing capital are to safeguard the Company’s ability to continue as a going concern to pursue the development of its technologies. The Company relies mainly on equity issuances to raise new capital. In the management of capital, the Company includes the components of equity. The Company’s investment policy is to invest its cash in savings accounts or highly liquid short-term deposits with terms of one year or less and which can be liquidated after thirty days without penalty. The Company is not subject to any externally imposed capital requirements. Management believes that the Company may have to raise additional capital to sustain its operations for the next twelve months.

Fair Values

The Company’s financial instruments consist of cash, receivables, accounts payable and accrued liabilities. Financial instruments are initially recognized at fair value with subsequent measurement depending on classification as described below. Classification of financial instruments depends on the purpose for which the financial instruments were acquired or issued, their characteristics, and the Company’s designation of such instruments. As at March 31,2020 the Company’s financial instruments were classified as at amortized at cost. The carrying values of cash, receivables, and accounts payable and accrued liabilities approximate their fair value because of the short-term nature of these instruments.